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SEC FILE NUMBER
8-69667

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bethesda Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Greens Farms Road
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Carroll	203-429-0721	brian.carroll@bethesdasecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1775 Tysons Blvd	Tysons	VA	22102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Brian Carroll, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bethesda Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, had any proprietary interest in any account classified solely as that of a customer.

State of CT
County of Fairfield : Trumbull
02/24/2022

Signature: [signature]

Title:

Chief Financial Officer

[signature]

Notary Public

KAREN MOUNT
Notary Public
Connecticut
My Commission Expires May 31, 2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.This report ** contains (check all applicable boxes)

BETHESDA SECURITIES, LLC
TABLE OF CONTENTS

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 704 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Bethesda Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bethesda Securities, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement where due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2015.

February 24, 2022

BETHESDA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

ASSETS:		
Cash	$	162,918,549
Receivable from brokers, dealers and clearing organizations		19,845,149
Securities purchased under agreements to resell		18,450,140,582
Other assets		36,024
Total assets	$	18,632,940,304

LIABILITIES AND MEMBERS CAPITAL

LIABILITIES:		
Securities sold under agreements to repurchase	$	17,384,141,870
Payable to parent and affiliates		484,928,471
Accounts payable, accrued expenses and other liabilities		1,596,521
Total liabilities		17,870,666,862
MEMBER'S CAPITAL		762,273,442
Total liabilities and member's capital	$	18,632,940,304

See accompanying notes to statement of financial condition

1. Organization and Nature of Business

Bethesda Securities, LLC (the "Company") is a Delaware limited liability company and a wholly-owned subsidiary of AGNC Investment Corp. (the "Parent"), a Delaware corporation that has elected to be taxed as a Real Estate Investment Trust ("REIT"). The Parent has no liability for the debts and other obligations of the Company, the Parent's interest in the Company is limited to the member's capital of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company self-clears its transactions and is a member of the Government Securities Division ("GSD") and the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC") and is also a participant in The Depository Trust Company ("DTC"). The Company's principal business activity involves operating a matched-book of repurchase agreements and reverse repurchase agreements collateralized by U.S. Agency mortgage-backed securities ("MBS") and U.S. Treasury securities. The Company also provides clearing and custody services to the Parent.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

These financial statements were prepared in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of U.S. Dollars held at three large unaffiliated financial institutions. As of December 31, 2021 the Company's cash balance was $162,918,549. At December 31, 2021 there were no cash equivalents.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repo and reverse repo with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreements meet the criteria to permit netting under GAAP.

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Repo and reverse repo are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consists of cash deposited to support activities with clearing organizations and Payables to brokers, dealers and clearing organizations consists of fails to receive with brokers, dealers, and clearing organizations. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2021, consist of:

	Receivable	Payable
Fails to deliver/receive	$ 10,478	$
Deposits with clearing organizations	19,834,671	0
Total	$ 19,845,149	$ 0

Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities

Other assets primarily represent prepaid expenses. Accounts payable, accrued expenses and other liabilities primarily include accruals related to publications and data services, compensation and benefits, floor brokerage and clearance fees, and professional fees.

Income Taxes

The Company is a disregarded entity of the Parent for income tax purposes and as such, its activities are entirely reported on the Parent's income tax returns. As of December 31, 2021, the Company has no separate income tax provisions and has determined that no material uncertain tax positions exist.

3. New Accounting Standards

We consider the applicability and impact of all accounting standards updates ("ASUs") issued by the Financial Accounting Standards Board. No pending ASUs or ASUs adopted during the current year are expected to have a significant impact on the financial statements when adopted or did not have a significant impact on our financial statements upon adoption.

4. Related Party-Transactions

The Company provides repo and reverse repo financing to its Parent company as part of its matched-book repo operation. Generally, reverse repo transactions with the Parent are collateralized by U.S. Agency MBS and repo by U.S. Treasury securities. The company seeks to match fund transactions with the Parent by entering into repo and reverse repo transactions with third parties such as broker-dealers, banks and members of the GSD of the FICC.

In addition, the Company provides clearing and custody services to the Parent for TBA and MBS transactions including trades eligible for netting through the MBSD. The Company requires the Parent to post margin to support its MBSD clearing activity.

The Company has entered into a services and cost allocation agreement ("SCA") with the Parent and the manager of the Parent, AGNC Mortgage Management, LLC (the "Manager"). Under the SCA the Manager incurs expenses related to certain shared services including information technology software and infrastructure, accounts payable and payroll processing, as well as other general overhead expenses. The Company reimburses the Manager for a share of these expenses quarterly under the SCA.

As of December 31, 2021, payable to affiliates in the table below primarily represents cash margin posted from the Parent relating to obligations arising from clearing services and to a lesser extent payables associated with the SCA.

Related party transactions are comprised of the following:

		Gross	Netting	Net
Assets:				
Reverse Repurchase Agreements	$	20,568,281,269 $	(2,118,140,687) $	18,450,140,582
Liabilities:				
Repurchase Agreements		2,118,140,687	(2,118,140,687)	—
Payable to affiliates		484,928,471		484,928,471

5. Securities Purchased and Sold Under Agreements to Resell and Repurchase

The Company enters into repo and reverse repo transactions with its Parent company and other institutional investors including but not limited to members of the GSD of the FICC. These agreements have been collateralized with U.S. Treasury securities and U.S. agency MBS securities.

As of December 31, 2021, the Company has accepted securities with gross market values of $24,386,640,124 under reverse repo agreements. The Company has the right to sell or repledge all of the securities it has received under reverse repo agreements and substantially all were repledged as of December 31, 2021. These repledged securities have been used in the normal course of business. As of December 31, 2021, the Company has pledged securities with gross market values of $23,130,813,429 under repo agreements to counterparties that have the right to repledge these securities.

The following table summarizes by collateral type the remaining maturity of the gross amounts of the Company's repo and reverse repo transactions as of December 31, 2021.

	≤ 1 Month	> 1 to ≤ 3 Months	> 3 to ≤ 6 Months	> 6 to ≤ 9 Months	> 9 to ≤ 12 Months	Total
Securities purchased under agreements to resell						
U.S. Treasury Securities	3,021,024,380	—	—	—	—	3,021,024,380
U.S. Agency MBS	14,487,997,824	2,131,203,553	50,004,222	1,997,036,082	1,902,039,588	20,568,281,269
Total	17,509,022,204	2,131,203,553	50,004,222	1,997,036,082	1,902,039,588	23,589,305,649
Securities sold under agreements to repurchase						
U.S. Treasury Securities	2,118,140,687	—	—	—	—	2,118,140,687
U.S. Agency MBS	14,326,170,150	2,128,613,176	50,004,222	2,000,113,056	1,900,265,646	20,405,166,250
Total	16,444,310,837	2,128,613,176	50,004,222	2,000,113,056	1,900,265,646	22,523,306,937

Reverse repo and repo subject to a master netting agreement with the same counterparty and same maturity are presented net on the Statement of Financial Condition when permitted under ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The following table presents information about the offsetting of repo and reverse repo as of December 31, 2021.

Assets		Gross Balance	Amounts netted on the Statement of Financial Condition	Net Balance
Securities purchased under agreements to resell	$	23,589,305,649	(5,139,165,067)	18,450,140,582
Liabilities				
Securities sold under agreements to repurchase	$	22,523,306,937	(5,139,165,067)	17,384,141,870

6. Fair Value Measurement

ASC 820 *Fair Value Measurement* defines fair value and establishes a three level fair value hierarchy based upon the inputs used to the valuation technique. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement for the asset or liability. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

- Level 1 **-** Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on measurement date.
- Level 2 **-** Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 **-** Inputs are unobservable for the asset or liability and significant to the overall fair value.

The Company does not have any recurring fair value measurements. Financial instruments are carried on the financial statements at amounts that approximate fair value generally due to their short term nature and negligible credit risk and their recorded value is estimated using "Level 1" or "Level 2" inputs. These instruments include cash, securities purchased and sold under agreements to resell and repurchase, and receivables from brokers, dealers and clearing organizations. We estimate the fair value of these instruments using "Level 1" or "Level 2" inputs.

7. Commitments, Contingencies and Guarantees

Representations and Warranties - In the normal course of business, the Company enters into contracts that contain representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Litigation - In the normal course of business, the Company may be named in various claims and legal actions. As of December 31, 2021, the Company was not involved in any claims or litigation and therefore has made no accrual for a loss contingency.

Clearing Corporation Guarantee - In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are required under the standard membership agreements, such that if another member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. To mitigate these performance risks, the clearinghouses require members to deposit collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amounts it has posted. The Company has not recorded any contingent liability to the Statement of Financial Condition for these guarantees and believes that any potential requirement to make payments under these arrangements is remote.

As a member of the FICC, the Company is also subject to the FICC Capped Contingency Liquidity Facility ("CCLF"). The CCLF could be triggered by the FICC if the default of a member left the clearing corporation with insufficient cash to meet its obligations to non-defaulting members, after exhausting all other liquidity resources. If invoked, the CCLF would require members to enter into a liquidity repo with the FICC up to a capped amount based on a member's tiered proportional share of daily liquidity needs. The liquidity repo would be returned with interest to the member once the FICC cash position is sufficient. Management believes the possibility of a CCLF event is remote but nonetheless monitors this exposure and incorporates into daily liquidity management.

Commitments - As of December 31, 2021, the Company had forward commitments to purchase securities under agreements to resell in the amount of $883,781,250 and forward commitments to sell securities under agreements to repurchase in the amount of $9,750,000,000.

8. Risk

The Company has established risk management policies and procedures to identify, assess, monitor and manage the risks involved in its daily activities. The Company assesses both market risk and credit risk and believes prudent risk management is a critical part of its overall success and profitability.

Credit Risk - In the normal course of business, the Company enters into repo and reverse repo agreements collateralized by U.S. Agency MBS and U.S. Treasury securities. These agreements give rise to risk of loss associated with counterparty nonperformance under the contractual terms of the agreement. These terms include making payments and the posting of collateral and/or margin. Counterparties to repo and reverse repo agreements include the Parent company, third party broker-dealers, banks and clearing organizations. Where applicable, to mitigate credit risk, the Company reviews counterparty financial statements, establishes credit limits, and monitors the fair value of the collateral underlying these agreements and requests additional collateral as appropriate. Furthermore, in the event of counterparty default the Company has the right to liquidate collateral held and to offset receivables and payables with the same counterparty.

Market Risk **-** Market risk refers to the risk of loss associated with changes in market prices, interest rates, credit spreads or other market factors. The level of market risk is also influenced by volatility and liquidity in the markets. Generally, the market risks the Company is exposed to include interest rate risk from gaps in maturity dates between repo and reverse repo and market risk on the collateral underlying reverse repo transactions in the event of counterparty default. The Company seeks to manage these risks by monitoring markets, establishing risk limits, and marking collateral to market each day.

Concentrations of Credit Risk **-** The Company has a concentration of credit risk to financial institutions including the Parent company (a REIT), broker-dealers, banks, and industry clearing organizations. The largest concentration of credit risk is with the Parent company which is generally counterparty to one side of each matched repo and reverse repo transaction. On these matched transactions the Company seeks to generate revenue by earning a spread on the interest rate charged on the reverse repo transaction versus the interest rate paid on the repo transaction. To mitigate concentration risk with the Parent, the Company monitors credit limits in light of changing market conditions and is over collateralized versus the loan amount on all reverse repurchase agreements. In the event of a Parent company default, the Company would be exposed to the risks associated with liquidating or obtaining the collateral underlying reverse repo and repo transactions in excess of the netted amount of over collateralization received on those transactions.

A significant concentration of credit risk also exists with the FICC, an industry clearing organization that becomes the central counterparty to eligible transactions executed with other FICC members in the repo, reverse repo, TBA and U.S. Agency MBS market.

The Company also has a concentration of indirect exposure to the U.S. Government and U.S. Government Agencies as the issuer or guarantor of the collateral underlying the Company's reverse repo agreements. The Company would only be exposed to this indirect concentration in the event of a counterparty default.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions as defined. As of December 31, 2021, the Company had net capital of $762,237,418 which exceeded its minimum requirement of $250,000 by $761,987,418.

The Company is also subject to SEC Rule 15c3-3 and may be required to deposit cash or acceptable collateral into a Special Reserve Account for the exclusive benefit of customers. As of December 31, 2021, the customer reserve computation did not require any deposit to the aforementioned account.